03035693

OCT 21 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1998

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______________ to ______________

Commission file number 0-14549

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions).

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Security Bancshares, Inc.
131 West Front Street
P.O. Box 249
Thomasville, Alabama 36784

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)

DECEMBER 31, 1998 AND 1997

CONTENTS

SMITH, DUKES & BUCKALEW, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

ONE MAISON BUILDING
3800 AIRPORT BOULEVARD
MOBILE, ALABAMA 36608

GEORGE R. HARRIS, JR.
GILBERT F. DUKES, JR.
YUELL B. BUSEY
G. TIMOTHY GASTON
J. WILBERT JORDAN, JR.
KERRY L. WEATHERFORD
E. LAMAR REEVES
KEVIN M. RITTELMEYER
APRIL B. BOUDREAUX
MARY M. GILMORE

MAILING ADDRESS
P. O. BOX 160427
MOBILE, ALABAMA
36616
TELEPHONE (251) 343-1200
FAX: (251) 344-0966

INDEPENDENT AUDITOR'S REPORT

To the Administrative Committee of
the United Security Bancshares, Inc.
Employee Stock Ownership Plan
(with 401(k) provisions)

We have audited the accompanying statements of net assets available for benefits of United Security Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions) (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smith Dukes & Buckalew, L.L.P.

Mobile, Alabama
October 1, 2003

FINANCIAL STATEMENTS

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEIFTS
December 31, 1998 and 1997

ASSETS	1998	1997
CASH AND CASH EQUIVALENTS:		
Certificates of deposit	$ 326,600	$ 318,359
Money market funds	354,483	582,174
Total cash and cash equivalents	681,083	900,533
INVESTMENTS AT FAIR VALUE:		
Common stock - United Security Bancshares, Inc. (97,514 shares at minority value of $37.50 for 1998, and 64,123 shares at minority value of $37.50 for 1997)	3,656,787	2,404,613
U.S. Government and Agencies	19,110	31,857
Mutual funds	1,072,688	635,611
Total investments	4,748,585	3,072,081
RECEIVABLES:		
Accrued investment income	17,143	4,137
Total assets	5,446,811	3,976,751
LIABILITIES		
REFUNDABLE EXCESS CONTRIBUTIONS	(8,424)	(7,775)
NET ASSETS AVAILABLE FOR BENEFITS	$ 5,438,387	$ 3,968,976

The Notes to Financial Statements are an integral part of these statements.

**UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)**

**STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 1998 and 1997**

	1998	1997
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
INVESTMENT INCOME:		
Net appreciation in fair value of investments	$ 66,504	$ 1,145,070
Interest and dividends	188,999	117,853
	255,503	1,262,923
CONTRIBUTIONS:		
Participants	493,773	314,142
Participant rollover	419,450	16,137
Employer matching	359,685	211,004
	1,272,908	541,283
OTHER INCOME		
Insurance proceeds - cash value	5,033	-0-
Miscellaneous	24,240	-0-
	29,273	-0-
Total additions	1,557,684	1,804,206
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
BENEFITS PAID TO PARTICIPANTS	85,096	159,663
LIFE INSURANCE POLICY PREMIUMS	3,177	4,647
Total deductions	88,273	164,310
NET INCREASE	1,469,411	1,639,896
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	3,968,976	2,329,080
End of year	$ 5,438,387	$ 3,968,976

The Notes to Financial Statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements have been prepared on an accrual basis of accounting.

Investment valuation

Investments of the Plan are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Fair value of the common shares of the Company is determined by annual independent appraisals. Purchases and sales of securities are reflected on a trade-date basis. The change in the difference between cost and market value from one period to the next is recognized as net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for benefits.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates. Significant estimates used in preparing these financial statements include the valuation of common stock of United Security Bancshares, Inc. which is valued at its minority value as determined by an independent appraiser. Appraisals are prepared annually and can generally be expected to fluctuate from one year to the next.

Benefits payments

Benefits are recorded when paid.

Description of Plan

The following description of the United Security Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions) (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all regular employees of United Security Bancshares, Inc. and its subsidiary companies (the Company). Effective January 1, 1991, the Plan is a stock bonus plan containing Section 401(k) features under Section 401(a) of the Internal Revenue Code. The Plan is also designed to be an employee stock ownership plan under Section 4975(e)(7) of the Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Description of Plan (continued)

Eligibility

Each employee will become eligible for participation in the Plan on the first day of the month following his initial date of service. A participant is generally entitled to share in allocations of employer contributions only for a Plan year in which he is credited with at least 1,000 hours of service. A Participant shall also share in the allocations of employer contributions for the Plan year of his retirement, death or permanent disability regardless of hours of service.

Participant accounts

Each participant's account is credited with the participant's contributions, employer contributions, and earnings on the account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Each participant has investment authority over all funds in his account, and is able to diversify his account among twelve different funds with varying levels of risk.

Benefits

The normal retirement age is 65 and benefits can be paid as either a lump sum or in the form of an annuity. The Plan also provides for early retirement, hardship, disability and death benefits.

Vesting

Participants are fully vested at all times in their contributions, as well as employer contributions made on their behalf.

Forfeitures

Participants who are not credited with at least 1,000 hours of service during a Plan year will forfeit any employer contributions received for that Plan year. The forfeitures are used to reduce future employer contributions to the Plan. Total forfeitures amounted to $8,424 and $7,775 during 1998 and 1997, respectively.

Funding

The Plan provides for the following five methods of funding each participant's account:

1. **Elective contributions**

   Eligible employees may elect to make salary deferrals to the Plan between 1% to 15% of compensation, not to exceed the maximum allowed by law.

Funding (continued)

2. **Employer matching contributions**

   The employer matching contributions are discretionary and are based on employee deferrals up to 6% of compensation. The matching percentage is determined by the Board of Directors each Plan year. For the years December 31, 1998 and 1997, the employer matching percentage was 100%.

3. **Discretionary contributions**

   The Company may make a discretionary contribution in any Plan year. The contribution is based on a uniform percentage of each participant's compensation. The Company made no discretionary contributions in 1998 or 1997.

4. **Special discretionary contributions**

   A special discretionary amount in addition to any discretionary contributions may be made by the Company. The Company made no special discretionary contributions in 1998 or 1997.

5. **Rollover contributions**

   Employees may transfer amounts to the Plan which were distributed from another tax-qualified retirement plan.

Administrative Expenses

Significant administrative expenses of the Plan are absorbed by the employer.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

Income Tax Status

The Plan obtained its latest determination letter on September 21, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Plan Termination Priorities

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the termination of the Plan, the accounts of all participants affected by the termination will continue to be 100% vested.

Investments

The Plan's investments are held by a bank-administered trust fund. The following table presents the fair values of investments that represent five percent or more of the Plan's net assets.

	FAIR VALUE OF INVESTMENTS			
	December 31, 1998		December 31, 1997	
	Number of Shares or Principal Amount	Fair Value	Number of Shares or Principal Amount	Fair Value
Investments at Fair Value as Determined by Quoted Market Price:				
AmSouth Equity Fund	14,860	$ 351,443	11,094	$ 249,938
Investments at Fair Value as Determined by Independent Appraisal:				
Common stock, United Security Bancshares, Inc.	97,514	3,656,787	64,123	2,404,613
		$ 4,008,230		$ 2,654,551

Investments (continued)

The Plan's investments (including investments bought, sold, and held during the year) appreciated by $66,504 and $1,145,068 in 1998 and 1997, respectively, as follows:

	NET CHANGE IN FAIR VALUE	
	Year Ended December 31,	
	1998	1997
Investments at Fair Value as Determined by quoted Market Price:		
U.S. Government and Agencies	($ 1,380)	$ 818
Mutual funds	7,552	36,079
Investments at Fair Value as Determined by Independent Appraisal:		
Common stock, United Security Bancshares, Inc.	60,332	1,108,173
Net Change in Fair Value	$ 66,504	$ 1,145,070

Related Party Transactions

During 1998 and 1997, the Plan purchased 32,325 and 20,000 shares of Company stock at a cost of $1,183,727 and $734,022, respectively.

Reconciliation to Form 5500 - Line 32b(4)

As current value reporting is required for the Form 5500, assets are revalued to their current values at end of each plan year. Accordingly, realized gains and losses reported on line 32b(4) of Form 5500 for assets held at the end of the previous plan year and sold during the current plan year will differ from the gains and losses reported in the separate financial statements which are calculated using the historical cost amount as basis.

SUPPLEMENTAL SCHEDULE

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)
PLAN NUMBER 001
63-0318800

ITEM 27-a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1998

(a) Party in Interest	Number of shares	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost Value Per Unit	(e) Current Value Per Unit
*	97,514.000	United Security Bancshares	Common Stock	$ 2,261,851	$ 3,656,787
	2,519.600	Government Natl Mtg. Assn.	9.00% due 1/15/18	2,739	2,702
	1,932.280	Government Natl Mtg. Assn. #229245	9.50% due 8/15/17	1,939	2,087
	13,323.520	Government Natl Mtg. Assn. #230006	9.50% due 8/15/17	13,973	14,321
	100,000.000	First Community Bk	CD 7.00% due 6/2/00	100,000	100,000
	100,000.000	West Alabama Bank & Tr	CD 7.00% due 6/5/00	100,000	100,000
	126,600.190	Bank of Pine Hill	CD 6.75% due 6/7/00	126,600	126,600
	2,468.679	Federated	ARMS Fund	24,020	23,699
	3,876.810	Federated	Max Cap	83,435	98,200
	1,147.069	Franklin	Balance Sheet Invt	41,555	36,247
	2,445.989	Franklin	Strategic Small Cap	55,634	55,206
	6,010.965	Dreyfus	Balanced Fund	104,704	97,558
	6,535.733	Templeton	Foreign Fund	65,260	54,835
	5,975.575	Oppenheimer	Quest for Value	227,698	214,822
*	14,860.153	AmSouth Bank	Equity Fund	304,608	351,443
*	3,355.883	AmSouth Bank	Balanced Fund	50,325	49,231
*	8,150.369	AmSouth Bank	Bond Fund	88,944	91,447
*	347,672.320	AmSouth Bank	Prime Obligation Fund	347,672	347,672
		Total Investments		$ 4,000,957	$ 5,422,857

* Denotes a party-in-interest

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)
PLAN NUMBER 001
63-0318800

ITEM 27-d SCHEDULE OF REPORTABLE TRANSACTIONS
December 31, 1998

(a) Identity of Party Involved	(b) Description of Assets	(c) Purchase Price	(d) Selling Price	(g) Cost Value of Asset
AmSouth Bank	Prime Obligation Fund	$ 2,398,586	$ 2,628,074	$ 2,628,074

(h) Transaction Value of Asset	(i) Net Gain or (Loss)
$ 5,026,660	$ -0-

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 20, 2003.

Plan Administrator of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions):

By: /s/ Larry M. Sellers
Larry M. Sellers
Vice President, Secretary and Treasurer of United Security Bancshares, Inc.

Exhibit Index

Exhibit 23	Consent of Independent Accountants

Exhibit 23

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the registration statement of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) on Form S-8 (No. 333-27285) of our report dated October 1, 2003, relating to the financial statements of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions), which appears in this Form 11-K.

Smith Dukes & Buckalew, L.L.P.

SMITH, DUKES & BUCKALEW, LLP

Mobile, Alabama
October 1, 2003

{00930404.1/1177-6}